UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sales Agreement

On February 8, 2019, the Company entered into a Sales Agreement (the “Sales Agreement”) with J.P. Morgan Securities LLC (“J.P. Morgan”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) to sell American Depositary Shares (the “ADSs”), each of which represents one ordinary share of the Company, DKK 1 nominal value per share, with aggregate gross sales proceeds of up to $200,000,000, from time to time, through an at the market offering under which J.P. Morgan and Morgan Stanley will act as sales agents (the “Agents”).

Subject to the terms and conditions of the Sales Agreement, each Agent has agreed to use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable law and regulations, to sell all of the ADSs so designated by the Company as agent in accordance with an instruction, if any, from the Company. The sales, if any, of the ADSs under the Sales Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including ordinary brokers’ transactions on NASDAQ, directly on or through an electronic communications network, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, in block transactions, or as otherwise agreed upon by one or more of the Agents and the Company. The Sales Agreement provides that the commission payable to an Agent for sales of ADSs with respect to which such Agent acts as sales agent shall be equal to 3.0% of the gross sales price for such ADSs sold pursuant to the Sales Agreement. The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Agents have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Each Agent, as to itself, and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-225284), as supplemented by the Prospectus Supplement dated February 8, 2019 relating to the sale of the ADSs.

A copy of the Sales Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Mazanti-Anderson Korsø Jensen relating to the validity of the securities to be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1.

Exhibits

Exhibit No.	Description

1.1	Sales Agreement, dated as of February 8, 2019, by and among the Company and J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC.

5.1	Opinion of Mazanti-Anderson Korsø Jensen.

23.1	Consent of Mazanti-Andersen Korsø Jensen (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: February 8, 2019	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, Chief Legal Officer